OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2006
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 23)*

The Progressive Corporation
(Name of Issuer)
Common Shares, $1.00 Par Value
(Title of Class of Securities)
743315 10 3
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	743315 10 3

1	NAMES OF REPORTING PERSONS: Peter B. Lewis

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		13,269,024 (See footnote 1 below)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		13,269,024 (See footnote 1 below)

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,269,024 (See footnote 1 below)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

1.	As of 12/31/05. Includes the following: (i) 225,994 Common Shares held by two charitable corporations that Mr. Lewis controls, but as to which he has no pecuniary interest; (ii) 544,944 Common Shares which Mr. Lewis has the right to acquire under stock options that were exercisable as of 12/31/05 or that will become exercisable within 60 days thereafter; (iii) 49,760 Common Shares held in an account for Mr. Lewis under the issuer’s Retirement Security Program; (iv) 2,283 restricted Common Shares granted to Mr. Lewis in his capacity as Chairman of the Board; (v) 12,440,766 Common Shares held by a limited partnership which is wholly owned, directly or indirectly, by Mr. Lewis; and (vi) 5,277 Common Shares held directly by Mr. Lewis.

Page 2 of 5 Pages

SCHEDULE 13G

Item 1(a)	Name of Issuer:

The name of the issuer is The Progressive Corporation (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The address of the Issuer’s principal executive offices is 6300 Wilson Mills Road, Mayfield Village, Ohio 44143.

Item 2(a)	Name of Person Filing:

The name of the person filing this Schedule 13G is Peter B. Lewis.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Peter B. Lewis is 6300 Wilson Mills Road, Mayfield Village, Ohio 44143.

Item 2(c)	Citizenship:

Peter B. Lewis is a United States citizen.

Item 2(d)	Title of Class of Securities:

The class of securities which is the subject of this Schedule 13G is Common Shares, $1.00 par value, of the Issuer.

Item 2(e)	CUSIP Number:

The CUSIP number for such class of securities is 743315 10 3.

Item 3	Not Applicable.

Item 4	Ownership

(a)	Amount Beneficially Owned	13,269,024	*

(b)	Percent of Class	6.7%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote	13,269,024	*

(ii)	shared power to vote or to direct the vote	-0-

(iii)	sole power to dispose or to direct the disposition of	13,269,024	*

(iv)	shared power to dispose or to direct the disposition of	-0-
          * See footnote 1 on page 2.

Page 3 of 5 Pages

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certifications:

Not Applicable.

Page 4 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 3, 2006

Signature:	/s/ Peter B. Lewis

Name/Title:	Peter B. Lewis

Page 5 of 5 Pages